UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41737

Lifezone Metals Limited

Commerce House, 1 Bowring Road

Ramsey, Isle of Man, IM8 2LQ

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On December 13, 2023, during the regular quarterly meeting of the Board of Directors of Lifezone Metals Limited (the “Company”), the Board approved the financial results of for the nine months ended September 30, 2023. A copy of the company’s unaudited condensed consolidated interim financial statements as of September 30, 2023 and for the nine month periods ended September 30, 2023 and 2022 is furnished as Exhibit 99.1 to this report on Form 6-K, and a copy of the company’s management’s discussion and analysis of financial condition and results of operations for the period ended September 30, 2023 is furnished as Exhibit 99.2 and Quantitative and Qualitative Disclosures about Market Risk is furnished as Exhibit 99.3 to this report on Form 6-K. The Company intends to continue reporting quarterly financial results in 2024.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Unaudited Condensed Consolidated Interim Financial Statements of Lifezone Metals Limited for the nine months ended September 30, 2023.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period ended September 30, 2023.
99.3	Quantitative and Qualitative Disclosures about Market Risk.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lifezone Metals Limited

Date: December 14, 2023	By:	/s/ Ingo Hofmaier
	Name:	Ingo Hofmaier
	Title:	Chief Financial Officer

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